4170 Securities LLC

Financial Report
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71102

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **4170 Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

372 West Ontario Street, Suite 400

(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Silberberg   **312-883-3193**

(Name)	(Area Code – Telephone Number)	(Email Address)

· ### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)
9/24/2003		49	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"This is an original document"

State of Illinois - County of Cook
This instrument was acknowledged before me on Mar 12, 2025 (Date)
By Eduardo Moreno JR

OATH OR AFFIRMATION

I, Craig Silberberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 4170 Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Partner

Notary Public

"OFFICIAL SEAL"
CHRISTIANA C GONZALEZ
NOTARY PUBLIC, STATE OF ILLINOIS
COMMISSION NO. 982347
MY COMMISSION EXPIRES 12/4/2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Independent auditor's report	1-2

Financial statements

Statement of Financial Condition	3
Notes to Financial Statements	4-11





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of
4170 Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of 4170 Securities LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

Chicago, Illinois
March 31, 2025

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

4170 Securities LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	13,917
Receivable from brokers, net		5,130,901
Securities owned, at fair value		72,766,966
Memberships in exchanges owned, at cost (fair value $58,000)		54,000
Other assets		68,005
Total assets	$	78,033,789
Liabilities and Member's equity		
Payable to broker, net	$	907,699
Securities sold under agreement to repurchase, net		3,617,056
Securities sold, not yet purchased, at fair value		67,636,516
Accounts payable and accrued expenses		294,751
Payable to parent		134,885
Total liabilities		72,590,906
Member's equity		5,442,883
Total liabilities and member's equity	$	78,033,789

See accompanying notes to financial statements.

4170 Securities LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: 4170 Securities LLC (the Company), is a registered broker-dealer engaged in proprietary trading of securities and derivative financial instruments. The Company was formed in May 2023, in the State of Illinois. The Company was approved for membership in Financial Industry Regulatory Authority (FINRA) in February 2024 and is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934.

The Company is wholly owned by 4170 Holdings LLC (the Parent), a limited liability company registered in the State of Illinois.

A summary of the Company's significant accounting policies is as follows:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: In preparing financial statements in conformity with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions are recorded on a trade-date basis at fair value in accordance with GAAP. Securities sold short represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the fair values reflected in the statement of financial condition.

Derivatives owned and derivatives sold, not yet purchased: Derivative financial instruments include futures that are recorded at fair value in accordance with GAAP and are included in receivable from brokers, net in the statement of financial condition. Derivative transactions are recorded on a trade-date basis.

Receivable from and payable to brokers, net: Receivables from and payables to brokers include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash held at the brokers, netted by broker and included in receivable from and payable to brokers in the statement of financial condition.

Memberships in exchanges owned: The Company's exchange memberships, which represent interests in the exchange and provide the Company with the right to conduct business on the exchanges, are recorded at cost, or if any impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Activity involving securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are entered into automatically with the Company's clearing firm as part and pursuant to the Company's clearing arrangement with the clearing firm. The financing activities are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase agreements and repurchase agreements are carried at contract value. Transactions cleared are reported in the statement of financial condition on trade date.

Resale and repurchase activities are governed by a master netting agreement that gives the Company the right, in the event of default, to liquidate collateral held. The counterparty for all resale and repurchase transactions at December 31, 2024, is the Company's clearing firm, a major financial institution. When the requirements are met, the Company offsets resale and repurchase agreements executed with the same counterparty and same settlement date.

Offsetting of amounts related to certain contracts: When the requirements are met and the Company elects, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. See Note 5 for additional details.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its ultimate parent company's tax returns. The ultimate parent company is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2024, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statement. The Company is subject to examination by United States federal and state tax authorities for the current and prior tax year.

Credit losses: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash and receivable from brokers. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect collectability of the reported amounts. No credit losses have been recorded.

4170 Securities LLC

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. Inputs could include observable inputs from inactive markets. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2024, there were no transfers among levels.

Futures contracts are valued based upon exchange settlement prices. U.S. government securities are valued based on quoted market prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

4170 Securities LLC

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Level 1
Assets	
Securities owned:	
U.S. government securities	$ 72,766,966
Receivables from brokers, net:	
Futures contracts - open trade equity	112,781
Total assets	$ 72,879,747
Liabilities	
Securites sold, not yet purchased:	
U.S. government securities	$ 67,636,516
Total liabilities	$ 67,636,516

As of December 31, 2024, the Company had no assets or liabilities that fall within the Level 2 and Level 3 categories. Except for memberships in exchanges, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3.   Receivable From and Payable to Brokers

Receivables from and payables to clearing brokers at December 31, 2024, consist of the following:

	Receivables	Payables
Cash deposit with clearing organization	$ 261,575	$ -
Receivables from / Payable to Broker	4,756,545	907,699
Futures contracts - open trade equity	112,781	-
	$ 5,130,901	$ 907,699

4170 Securities LLC

Note 4.   Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition. The Company has considered counterparty credit risk related to all its derivative instruments and does not deem counterparty risk material at this time.

The Company does not apply hedge accounting as defined in FASB ASC 815 because all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

As of December 31, 2024, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition Location	Risk Type	Assets at Fair Value	Liabilities at Fair Value	Net
Futures contacts - open trade equity	Interest rate	$ 112,781	$ -	$ 112,781

Note 5.   Offsetting

As of December 31, 2024, the following table provides disclosure regarding the offsetting of assets and liabilities presented in the statement of financial condition.

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Collateral Pledged	Net Amount
Assets						
Futures contracts - open trade equity[1]	$ 112,781	$ -	$ 112,781	$ -	$ -	$ 112,781
Securities purchased, under agreement to resell	$ 69,821,689	$ 69,821,689	$ -	$ -	$ -	$ -
	$ 69,934,470	$ 69,821,689	$ 112,781	$ -	$ -	$ 112,781
Liabilities						
Futures contracts - open trade equity [1]	$ -	$ -	$ -	$ -	$ -	$ -
Securities sold under agreements to repurchase	$ 73,438,745	$ 69,821,689	$ 3,617,056	$ 3,617,056	$ -	$ -
	$ 73,438,745	$ 69,821,689	$ 3,617,056	$ 3,617,056	$ -	$ -

4170 Securities LLC

Notes to Financial Statements

Note 6.   Collateral

In the normal course of business, the Company enters into financing transactions at the Company's clearing firm. At December 31, 2024, the fair value of assets pledged as collateral under agreements to repurchase is $72,766,966 and the fair value of assets obtained as collateral under agreements to resell is $68,056,160, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

To finance securities positions, the Company pledges financial instruments that it holds at the clearing firm. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements which are short term in nature. All repurchase agreements are overnight and are collateralized by U.S. government securities.

	Overnight
Securities sold under agreements to repurchase	
U.S. Government Securities	$ 73,438,745

Note 7.   Related-Party Transactions

All intercompany expenses are centrally cleared and settled through the Parent. Under an expense sharing agreement the Company is allocated a portion of support personnel and related costs from affiliates and subsequently settles the intercompany balance monthly. As of December 31, 2024, due to affiliate balance of $134,885 which is recorded in the statement of financial condition consisted of $134,885 due to the Parent.

The Company has entered into a Promissory Note Agreement with the Parent where the Company may borrow, at any time, for an agreed upon amount. The entire balance of this Promissory Note together with any and all interest accrued thereon shall be due and payable in full on December 31, 2024. The interest rate on these loans is 5% and as of December 31, 2024. As of December 31, 2024, the Company had $0 of loans outstanding from its Promissory Note.

Note 8.   Liabilities Subordinated to Claims of General Creditors

As of April 30, 2024, the Company signed a $2,500,000 revolving cash subordination agreement with interest at a rate per annum equal to six percent (6.0%) in excess of the term SOFR rate, with the rate to be no less than seven percent (7.0%), and revolving loan maturity date of April 30, 2026. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. As of December 31, 2024, the Company had $0 of outstanding borrowings.

4170 Securities LLC

Notes to Financial Statements

Note 9. **Financial Instruments with Off-Balance-Sheet Risk**

The Company enters into transactions in a variety of cash and exchange-traded derivative financial instruments, including futures. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Exchange-traded derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments or other assets may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques. The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2024, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2024.

Credit risk and concentration of credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts or assets. Exchange-traded financial instruments, such as financial futures contracts and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash deposits.

Note 10. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and has elected the alternative method as of September,18 2024. The alternative method requires the maintenance of minimum "net capital" equal to $250,000 or 2% of "aggregate debit balances" as defined by Rules 15c3-1. At December 31, 2024, the Company had net capital of $5,434,644, which was $5,184,644 in excess of its required net capital of $250,000.

4170 Securities LLC

Notes to Financial Statements

Note 12.   Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of proprietary trading of securities and derivative financial instruments. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets. The accompanying financial statements represent the single operating segment assets for the year ended December 31, 2024.

Note 13.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. No subsequent events were noted that required disclosure in the financial statements